November 4, 2016

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC20549

Attention: Mr. Chad Eskildsen

Re:        New Covenant Funds (File No. 811-09025)

Mr. Eskildsen:

This letter responds to the comment given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for New Covenant Funds (the “Trust”), in a telephone conversation on October 11, 2016. The comment relates to the Trust’s June 30, 2016 annual report to shareholders filed on Form N-CSR. SEI provides the Trust with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust.

We have reproduced the substance of your comment below, followed by the Trust’s response.

SEC Comment

It was noted that the New Covenant Growth Fund’s international holdings are around 5% on the Schedule of Investments as of June 30, 2016. Given that amount, is the risk disclosure in Note 7 of the Notes to the Financial Statements concerning international concentration appropriate for the New Covenant Growth Fund?

Trust Response to Comment

The Trust agrees the disclosure is inconsistent, going forward the Trust will review and update the risk disclosure, as appropriate, in Note 7 of the Notes to Financial Statements.

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Please contact James Hoffmayer at (610) 676-3070 if you have any questions or comments.

Very truly yours,

/s/ James J. Hoffmayer

James J. Hoffmayer

Controller and Chief Financial Officer

cc:	Robert A. Nesher

Russell Emery

Timothy D. Barto

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